Exhibit (a)(2)

From: KBS Real Estate Investment Trust II, Inc.

To: Financial Advisors

Re: KBS Real Estate Investment Trust II, Inc. Board of Directors Makes Recommendation Regarding Tender Offer

On May 23, 2016, CMG Income Fund II, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC commenced an unsolicited tender offer to purchase up to 9,750,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Real Estate Investment Trust II, Inc. (the “Company”) at a price of $3.30 per Share in cash (the “Tender Offer”).

After thoroughly and carefully reviewing and evaluating the Tender Offer and consulting with the Company’s management, external advisor and outside legal and financial advisors and analyzing updated information relating to the value of the Company’s assets and liabilities, all as part of the Company’s ongoing exploration of strategic alternatives, the Board of Directors of the Company unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares.

For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.